Exhibit 99.4

S.R. Batliboi & Associates LLP Chartered Accountants	6th Floor – “A” Block Tidel Park, No. 4, Rajiv Gandhi Salai Taramani, Chennai – 600 113, India Tel: + 91 44 6117 9000

Independent Auditor’s Review Report on the Quarterly and Year to Date Unaudited Standalone Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying statement of unaudited standalone financial results of Dr. Reddy’s Laboratories Limited (the “Company”) for the quarter ended September 30, 2020 and year to date from April 01, 2020 to September 30, 2020 (the “Statement”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.	This Statement, which is the responsibility of the Company’s Management and approved by the Company’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

4.	Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

per S Balasubrahmanyam

Partner

Membership No.: 053315

UDIN: 20053315AAAACW5088

Place: Chennai

Date: October 28, 2020

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office 22, Camac Street, Block ‘B’, 3rd floor, Kolkata 700 016

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana, India.

CIN : L85195TG1984PLC004507

Tel     :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2020

		All amounts in Indian Rupees millions
		Quarter ended			Half Year ended		Year ended
Sl. No.	Particulars	30.09.2020	30.06.2020	30.09.2019	30.09.2020	30.09.2019	31.03.2020
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

1	Revenue from operations
	a) Net sales / income from operations	33,233	32,264	27,039	65,497	51,866	109,925
	b) License fees and service income	103	104	7,314	207	7,463	8,105
	c) Other operating income	122	76	107	198	218	474
	Total revenue from operations	33,458	32,444	34,460	65,902	59,547	118,504

2	Other income	266	6,447	767	6,593	5,481	7,432

	Total income (1 + 2)	33,724	38,891	35,227	72,495	65,028	125,936

3	Expenses
	a) Cost of materials consumed	8,165	7,882	6,453	16,047	12,292	25,565
	b) Purchase of stock-in-trade	3,043	3,003	2,971	6,046	5,450	11,172
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(1,358)	(1,929)	5	(3,287)	(670)	(999)
	d) Employee benefits expense	6,080	5,450	5,028	11,530	10,024	20,302
	e) Depreciation and amortisation expense	2,142	1,977	2,041	4,119	4,011	7,892
	f) Finance costs	93	140	122	233	243	478
	g) Selling and other expenses	9,362	8,751	8,395	17,993	16,536	33,768

	Total expenses	27,527	25,274	25,015	52,681	47,886	98,178

4	Profit before tax (1 + 2 - 3)	6,197	13,617	10,212	19,814	17,142	27,758

5	Tax expense / (benefit)
	a) Current tax	1,114	2,391	1,529	3,505	3,057	4,839
	b) Deferred tax	273	1,724	(4,968)	1,997	(5,047)	(6,458)

6	Net profit for the period / year (4 - 5)	4,810	9,502	13,651	14,312	19,132	29,377

7	Other comprehensive income
	a) (i) Items that will not be reclassified to profit or loss	-	(1)	(5)	(1)	(1)	88
	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	-	-	-	-	(33)
		-	-	-			-
	b) (i) Items that will be reclassified to profit or loss	420	360	(187)	780	(251)	(750)
	(ii) Income tax relating to items that will be reclassified to profit or loss	(157)	(128)	65	(285)	85	259

	Total other comprehensive income	263	231	(127)	494	(167)	(436)

8	Total comprehensive income (6 + 7)	5,073	9,733	13,524	14,806	18,965	28,941

9	Paid-up equity share capital (face value Rs. 5/- each)	831	831	831	831	831	831

10	Other equity						151,088

11	Earnings per equity share (face value Rs. 5/- each)

	Basic	29.00	57.31	82.36	86.31	115.42	177.23
	Diluted	28.92	57.18	82.24	86.08	115.21	176.88
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results.

DR. REDDY'S LABORATORIES LIMITED

Segment information		All amounts in Indian Rupees millions
		Quarter ended			Half Year ended		Year ended
Sl. No.	Particulars	30.09.2020	30.06.2020	30.09.2019	30.09.2020	30.09.2019	31.03.2020
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results
1	Segment revenue
	a) Pharmaceutical Services and Active Ingredients	7,996	8,706	6,900	16,702	12,517	26,996
	b) Global Generics	27,112	25,241	21,659	52,353	42,487	89,774
	c) Proprietary Products	101	34	7,296	135	7,332	7,644
	Total	35,209	33,981	35,855	69,190	62,336	124,414

	Less: Inter-segment revenue	1,751	1,537	1,395	3,288	2,789	5,910
	Total revenue from operations	33,458	32,444	34,460	65,902	59,547	118,504

2	Segment results
	Profit / (loss) before tax and interest from each segment
	a) Pharmaceutical Services and Active Ingredients	145	5,686	494	5,831	70	1,465
	b) Global Generics	5,674	8,242	3,910	13,916	11,720	22,116
	c) Proprietary Products	(281)	(174)	6,807	(455)	6,530	6,525
	Total	5,538	13,754	11,211	19,292	18,320	30,106

	Less: (i) Finance costs	93	140	122	233	243	478
	(ii) Other un-allocable expenditure / (income), net	(752)	(3)	877	(755)	935	1,870
	Total profit before tax	6,197	13,617	10,212	19,814	17,142	27,758

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	These results have been prepared in accordance with the Indian Accounting Standards (Ind AS) notified under Section 133 of the Companies Act, 2013, read with the Companies (Indian Accounting Standards) Rules 2015 as amended.

2	On 10 June 2020, the Company completed the acquisition of select divisions of Wockhardt Limited's branded generics business in India and the territories of Nepal, Sri Lanka, Bhutan and Maldives. The business comprises a portfolio of 62 brands in multiple therapy areas, such as respiratory, neurology, venous malformations, dennatology, gastroenterology, pain, and vaccines. This entire portfolio has been transferred to the Company, along with related sales and marketing teams, the manufacturing plant located in Baddi, Himachal Pradesh, and employees. During the quarter ended 30 September 2020, the Company completed the purchase price allocation. The fair value of consideration transferred is Rs.16,115 million. The Company recognised Rs. 373 million, Rs. 14,888 million and Rs. 530 million towards property, plant and equipment, intangible assets, and goodwill, respectively. The acquisition pertains to Company's Global Generics segment.

3	Consequent to the company’s decision to discontinue the development of certain product related intangibles in the Company’s Global Generics segment, an amount of Rs.53 million is recognised as impairment charge for the quarter ended 30 September, 2020.

4	"Other income" for the quarter ended 30 June 2020 includes

- Rs. 4,772 million received from Aurigene Pharmaceutical Services limited (APSL) during the quarter ended 30 June 2020, pursuant to sale of the contract development and manufacturing organisation (CDMO) division of the Custom Pharmaceutical Services (CPS) business of the Company.

- Rs. 516 million receipt of preference dividend declared by Dr. Reddy's Laboratories S.A. during the quarter.

5	"Revenue from operations" for the quarter ended 30 September 2019 and year ended 31 March 2020 includes an amount of Rs. 7,229 million (U.S.$105.1 million) and Rs. 7,486 million (U.S.$108.7 million), respectively, towards license fee for selling US and select territory rights for ZEMBRACE® SYMTOUCH® (sumatriptan injection) 3 mg and TOSYMRA® (sumatriptan nasal spray) 10 mg, (formerly referred to as “DFN-02”) to Upsher-Smith Laboratories, LLC. The costs associated with this transaction are Rs. 328 million.

6	"Other income" for the half year ended 30 September 2019 includes dividend income of Rs. 392 million declared by Kunshan Rotam Reddy Pharmaceutical Company Limited.

7	"Other income" for the half year ended 30 September 2019 and year ended 31 March 2020 includes an amount of Rs. 3,457 million received from Celgene, pursuant to a settlement agreement entered in April 2019. The agreement effectively settles any claim the Company or its affiliates may have had for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of REVLIMID brand capsules, (Lenalidomide) pending before Health Canada.

8	During the quarter ended 30 September 2019, the Government of India promulgated the Taxation Laws (Amendment) Ordinance 2019 (enacted into Taxation laws (Amendment) Act 2019), announcing key changes to corporate tax rates in the Income-tax Act, 1961. The key changes include, among others, reduction of MAT rate from 21.55% to 17.47% (including surcharge and cess). As a result of this, the Company reassessed the MAT recoverability and recognised an amount of Rs. 4,989 million as deferred tax asset during the quarter ended 30 September 2019.

During the year ended 31 March 2020, the Company recognised deferred tax benefit of Rs. 1,264 million pursuant to a plan for restructuring of the Company’s pharmaceutical services in India.

9	On 22 October 2020, the Company informed the stock exchanges that it had experienced an information security incident and consequent isolation of impacted IT services. This incident involved a ransom-ware attack. The Company promptly engaged leading outside cybersecurity experts, launched a comprehensive containment and remediation effort and investigation to address the incident. As of date, the Company's investigation has not ascertained if any data breaches in the incident pertain to personally identifiable information stored in the Company's systems. Recovery and restoration of all applications and data is underway. All critical operations are being enabled in a controlled manner.

10	The Company continues to consider the impact of COVID-19 pandemic in assessing the recoverability of receivables, goodwill, intangible assets, and certain investments. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. The Company based on its judgements, estimates and assumptions including sensitivity analysis expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

11	The Board of Directors have also give their in principle approval for the potential secondary listing of American Depository Receipts (ADRs) on NSE IFSC Limited (NSE International Exchange) subject to compliance of applicable laws and approval of concerned authorities.

DR. REDDY'S LABORATORIES LIMITED

12	Balance sheet

	All amounts in Indian Rupees millions
	As at	As at
Particulars	30.09.2020	31.03.2020
	(Unaudited)	(Audited)
ASSETS
Non-current assets
Property, plant and equipment	35,659	37,698
Capital work-in-progress	6,609	3,841
Goodwill	853	323
Other intangible assets	21,132	6,318
Intangible assets under development	277	277
Financial assets
Investments	34,542	33,671
Trade receivables	258	1,737
Loans	12	12
Other financial assets	483	474
Deferred tax assets, net	3,847	6,129
Tax assets, net	1,043	3,073
Other non-current assets	229	138
Total non-current assets	104,944	93,691

Current assets
Inventories	27,354	21,904
Financial assets
Investments	19,985	21,184
Trade receivables	47,688	46,387
Derivative instruments	335	783
Cash and cash equivalents	2,282	392
Other financial assets	1,387	1,888
Other current assets	10,757	8,529
Total current assets	109,788	101,067

TOTAL ASSETS	214,732	194,758

EQUITY AND LIABILITIES
Equity
Equity share capital	831	831
Other equity	162,037	151,088
Total Equity	162,868	151,919

Liabilities
Non-current liabilities
Financial liabilities
Borrowings	198	193
Provisions	407	545
Other non-current liabilities	461	296
Total non-current liabilities	1,066	1,034

Current liabilities
Financial liabilities
Borrowings	15,773	10,436
Trade payables
Total outstanding dues of micro enterprises and small enterprises	30	55
Total outstanding dues of creditors other than micro enterprises and small enterprises	15,498	10,629
Derivative instruments	554	1,524
Other financial liabilities	12,281	13,928
Provisions	2,334	2,073
Other current liabilities	4,328	3,160
Total current liabilities	50,798	41,805

TOTAL EQUITY AND LIABILITIES	214,732	194,758

DR. REDDY'S LABORATORIES LIMITED

13	Statement of cashflows

	All amounts in Indian Rupees millions
	Half year ended
Particulars	30.09.2020	30.09.2019
	(Unaudited)	(Unaudited)
Cash flows from/(used in) operating activities
Profit before taxation	19,814	17,142
Adjustments for:
Depreciation and amortisation expense	4,119	4,011
Impairment of non current assets	53	-
Equity settled share-based payment expense	304	273
Fair value changes and profit on sale of mutual funds, net	(353)	(518)
Foreign exchange loss / (gain), net	(220)	92
(Gain)/loss on sale/disposal of property , plant and equipment and other intangible assets, net	(4,733)	81
Interest income	(382)	(489)
Finance costs	233	243
Dividend income	(516)	(397)
Allowances for credit losses and doubtful advances, net	41	64
Changes in operating assets and liabilities:
Trade receivables	136	(5,715)
Inventories	(4,984)	(1,436)
Trade payables	4,844	476
Other assets and other liabilities, net	23	(468)
Cash generated from operations	18,379	13,359
Income taxes paid, net	(1,387)	(2,080)
Net cash from operating activities	16,992	11,279

Cash flows from/(used in) investing activities
Proceeds from sale of property, plant and equipment	4,890	2
Expenditures on property, plant and equipment	(3,439)	(1,915)
Expenditures on other intangible assets	(438)	(362)
Payment for acquisition of business	(15,514)	-
Purchase of other investments	(48,769)	(66,982)
Proceeds from sale of investments	49,763	64,133
Loans and advances (given) /repaid by subsidiaries	-	(10)
Dividend received	516	392
Interest received	693	402
Net cash used in investing activities	(12,298)	(4,340)

Cash flows from/(used in) financing activities
Proceeds from issuance of equity shares (including treasury shares)	177	- *
Purchases of treasury shares	(190)	(474)
Proceeds from/(repayment of ) short-term loans and borrowings, net	5,491	(2,006)
Repayment of long-term loans and borrowings	(3,743)	(94)
Payment of principle portion of lease liabilities	(90)	-
Dividend paid (30 September 2019 including corporate dividend tax)	(4,147)	(3,914)
Interest paid	(284)	(246)
Net cash used in financing activities	(2,786)	(6,734)

Net increase / (decrease) in cash and cash equivalents	1,908	205
Effect of exchange rate changes on cash and cash equivalents	(17)	(2)
Cash and cash equivalents at the beginning of the year(1)	391	1,132
Cash and cash equivalents at the end of the year(2)	2,282	1,335

*Rounded off to millions.

(1)Adjusted for bank overdraft of Rs. 1 million and Rs. Nil for half year ended 30 September 2020 and half year ended 30 September 2019 respectively.

(2)Adjusted for bank overdraft of Rs. Nil and Rs. 4 million for half year ended 30 September 2020 and half year ended 30 September 2019 respectively.

14	The unaudited results were reviewed by the Audit Committee of the Board at their meeting held on 27 October 2020 and approved by the Board of Directors of the Company at their meeting held on 28 October 2020.

15	The results for the quarter ended 30 September 2020 presented were subjected to a “Limited review” by the Statutory Auditors of the Company. An unqualified report was issued by them thereon.

By order of the Board For Dr. Reddy's Laboratories Limited
Place: Hyderabad	G V Prasad
Date: 28 October 2020	Co-Chairman & Managing Director